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                         January 6, 2022

       Daniel Coyne
       Chief Executive Officer
       Environmental Impact Acquisition Corp
       535 Madison Avenue
       New York, NY 10022

                                                        Re: Environmental
Impact Acquisition Corp
                                                            Amendment No. 3 to
Registration Statement of Form S-4
                                                            Filed December 23,
2021
                                                            File No. 333-259375

       Dear Mr. Coyne:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-4

       Exhibit 23.1, page .1

   1. Please provide an updated consent from WithumSmith+Brown, PC prior to requesting effectiveness.
              You may contact Julie Sherman at 202-551-3640 or Kevin Vaughn at 202-551-3494 if
       you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.




                         Sincerely,
 Daniel Coyne
Environmental Impact Acquisition Corp
January 6, 2022
Page 2
FirstName LastNameDaniel Coyne
                                                     Division of Corporation
Finance
Comapany NameEnvironmental Impact Acquisition Corp
                                                     Office of Life Sciences
January 6, 2022 Page 2
cc:       Brent Epstein
FirstName LastName